BEAR STEARNS ALT-A TRUST 2006-2

NOTICE TO INVESTORS AND OTHER RECIPIENTS:

THE ATTACHED SUPPLEMENT DATED MARCH 30, 2006 TO THE PROSPECTUS SUPPLEMENT DATED MARCH 28, 2006 (THE “PROSPECTUS SUPPLEMENT”) TO THE PROSPECTUS DATED MARCH 28, 2006 (TOGETHER WITH THE PROSPECTUS SUPPLEMENT, THE “PROSPECTUS”), RELATING TO THE ISSUANCE OF BEAR STEARNS ALT-A TRUST, MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2006-2, AMENDS CERTAIN LANGUAGE CONTAINED IN THE PROSPECTUS, AS DESCRIBED THEREIN.

INVESTORS AND POTENTIAL INVESTORS SHOULD REVIEW THE PROSPECTUS ONLY IN CONNECTION WITH THE ATTACHED SUPPLEMENT AND MAY NOT RELY ON THE PROSPECTUS EXCEPT AS SO AMENDED IN MAKING ANY INVESTMENT DECISIONS.

Bear, Stearns & Co. Inc.

March 30, 2006

Bear Stearns ALT-A Trust 2006-2

Issuer

Wells Fargo Bank, National Association

Master Servicer and Securities Administrator

Structured Asset Mortgage Investments II Inc.

Depositor

Bear Stearns ALT-A Trust, Mortgage Pass-Through Certificates, Series 2006-2

Supplement dated March 30, 2006

to

prospectus supplement dated March 29, 2006

to

prospectus dated March 28, 2006

__________

Capitalized terms used in this supplement are defined in the prospectus supplement dated March 29, 2006, to which this supplement is attached.

The Prospectus Supplement is hereby revised as follows:

1.     The following is added as a reference to the Table of Contents:

"Taxation of the Obligation Portion of the Class II-X-B1 Certificates and the Class II-X-B2 Certificates..........125"

2.

The Cap Counterparty is a national banking association that has, as of the date of this prospectus supplement, long-term debt ratings from S&P, Fitch Ratings and Moody’s of "AA-", "AA-" and "Aa2", respectively, and short-term debt ratings from S&P, Fitch Ratings and Moody’s of "A-1+", "F1+" and "P-1", respectively. The Cap Counterparty will provide upon request, without charge, to each person to whom this prospectus supplement is delivered, a copy of the most recent audited annual financial statements of the Wachovia Corporation, the parent company of the Cap Counterparty. Requests for such information should be directed to Wachovia Corporation – Investor Relations, (704) 374-6782 or in writing at Wachovia Corporation, Investor Relations, 301 College Street, Charlotte, NC 28288-0206.

3.     Item (8) under "Yield on the Certificates – Weighted Average Life" on page S-91 is replaced in its entirety with the following:

(8)           the levels of One-Month LIBOR with respect to the Group I Certificates, One-Month LIBOR with respect to the Group II Certificates, Six-Month LIBOR with respect to the Group I Certificates, Six-Month LIBOR with respect to the Group II Certificates, One-Year LIBOR with respect to the Group I Certificates, One-Year LIBOR with respect to the Group II Certificates and One-Year Treasury remain constant at 4.81%, 4.82%, 4.93%, 5.09%, 5.10%, 5.21% and 5.21%, respectively,

4.     The first paragraph under "Federal Income Tax Consequences –General" on page S-123 is replaced in its entirety with the following:

Upon the issuance of the Offered Certificates, Orrick, Herrington & Sutcliffe LLP, counsel to the Depositor, will deliver its opinion generally to the effect that, assuming compliance with all provisions of the Agreement, for federal income tax purposes, each REMIC election made by the trust fund will qualify as a REMIC under the Internal Revenue Code of 1986 referred to herein as the Code. The Certificates (other than the Residual Certificates) will represent ownership of regular interests in a REMIC and are herein referred to as the REMIC Regular Certificates. The Group I Certificates and the Class II-B-1, Class II-B-2, Class II-X-B1 and Class II-X-B2 Certificates (the "Group II Libor Certificates") will also represent ownership of an interest in the related cap contracts. The Group I Certificates will also represent certain rights to the payment of Basis Risk Shortfall Carry-forward Amounts. The Class II-B-1 and Class II-B-2 Certificates will also represent certain rights to the payment of Carry-forward Shortfall Amounts. The Class II-X-B1 Certificates and the Class II-X-B2 Certificates also represent an obligation to make payment of certain carryover shortfall amounts to the related Class II-B Certificate. See “Characterization of the Group I Offered Certificates and the Group II Libor Certificates” and "Taxation of the Obligation Portion of the Class II-X-B1 Certificates and the Class II-X-B2 Certificates" below. The interests evidenced by the Residual Certificates will be designated as the residual interests in the REMICs. All certificateholders are advised to see “Federal Income Tax Consequences” in the prospectus for a discussion of the anticipated federal income tax consequences of the purchase, ownership and disposition of the REMIC Regular Certificates and the Residual Certificates.

5.     The first sentence of the first paragraph under "Federal Income Tax Consequences –Characterization of the Group I Offered Certificates and the Group II Libor Certificates" on page S-123 is replaced in its entirety with the following:

All holders of the Group I Offered Certificates and the Class II-B-1 and Class II-B-2 Certificates will be entitled (subject to specific priorities and to the extent of related Basis Risk Shortfall Carry-forward Amounts, Unpaid Realized Loss Amounts, Current Interest, Interest Carry-forward Amounts and Carry-forward Shortfall Amounts) to receive as payments of Basis Risk Shortfall Carry-forward Amounts or Carry-forward Shortfall Amounts, as applicable, certain of the amounts deposited into the reserve fund from the excess cash flow, certain amounts otherwise payable to the related Class II-X Certificates and the related Cap Contracts, as applicable.

6.     The following is added as the third subsection of "Federal Income Tax Consequences" on page S-125:

Taxation of the Obligation Portion of the Class II-X-B1 Certificates and the Class II-X-B2 Certificates

Any portion of a purchaser’s investment in a Class II-X-B1 Certificate or a Class II-X-B2 Certificate treated by such purchaser as representing an obligation to make, payments under one or more cap agreements would be treated as an interest in a notional principal contract. To the extent that the obligation of the holder of the Class II-X-B1 Certificate or the Class II-X-B2 Certificate under the cap agreement had a negative value at the time of purchase, the holder of the Class II-X-B1 Certificate or the Class II-X-B2 Certificate would be treated as having paid an amount equal its purchase price for the Class II-X-B1 Certificate or the Class II-X-B2 Certificate increased by a positive amount equal to the negative value of the obligation under the cap agreement for the REMIC regular interest represented by a Class II-X-B1 Certificate or a Class II-X-B2 Certificate and to have received a payment equal to such positive amount as a premium for its obligation under the cap agreement. The holders of the Class II-X-B1 Certificates and the Class II-X-B2 Certificates will be required to accrue interest payable from the REMICs included in the Trust in amounts equal to the excess, if any, in each period of the weighted average of the net mortgage rates for the mortgage loans in the related subgroup, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis, over the interest rate payable in that period on the related Class II-B Certificates. The holders of the Class II-X-B1 Certificates and the Class II-X-B2 Certificates will then be treated as having a payment obligation under a cap agreement for that period in an amount equal to any Basis Risk Shortfall Carry Forward Amount for the related Class II-B Certificates remaining unpaid after the application of payments under the related Cap Contract. The Swap Regulations specify rules for accounting for income from and deduction of payments made under obligations such as the cap agreement. Under the Swap Regulations, deductions in respect of the obligation to make payments under a cap agreement would be taken into account for the taxable period to which they relate, which generally would approximate accrual basis accounting regardless of an investor’s usual method of tax accounting. Such deductions would be ordinary deductions. The Swap Regulations further provide that an investor in certificate would take into income any premium received for the obligation to make payments under a cap agreement over the term of that obligation, generally by allocating it to each period in accordance with the prices of a series of cash-settled option agreements that reflect the specified index and notional amount (i.e., any excess of the certificate rate on the related Class II-B Certificates over the weighted average of the net mortgage rates for the mortgage loans in the related subgroup and the principal balance of the related Class II-B Certificates) expiring in each period. Under the Swap Regulations, straight-line or accelerated amortization generally would be impermissible. The Swap Regulations also permit a simplified alternative allocation methodology called the “level payment method, under which the premium allocable to the obligation to make payments under a cap agreement would be allocated to each period on the basis of the principal portion of each of a series of equal payments having a discounted present value equal to such premium. There is no explicit authority with respect to the character of such amortization inclusions, although they are generally regarded as ordinary items. Payments made by the Trust to certificateholders in respect of the cap agreement and allocable to investors in the Class II-X-B1 Certificates and the Class II-X-B2 Certificates that are individuals may be treated as investment expenses subject to the limitations on deductibility imposed by Section 67 of the Internal Revenue Code.

Holders of the Class II-X-B1 Certificates and the Class II-X-B2 Certificates should be aware that the effect of allocating to the REMIC regular interest portion of their certificate a purchase price in excess of their purchase price for the entire certificate would be to decrease the amount of OID associated with their certificate. It is expected that an investor’s amortization of any portion of the premium they are deemed to have received for the obligation to make payments under a cap agreement would offset such reduction in OID, but the degree of offset in any given period would depend upon the applicable amortization methodology and upon the treatment of such amortization as an inclusion in ordinary income, each as discussed above. Although dependent upon the applicable discount rate, the annual amount of offset should be relatively complete in the case of an investor amortizing the premium allocable to the obligation to make payments under a cap agreement under the “level payment method described above.

On disposing of a Class II-X-B1 Certificate or a Class II-X-B2 Certificate, a holder will recognize gain or loss with respect to the related REMIC regular interest, and separately will be deemed to have made a payment to be relieved of the obligation to make payments under a cap agreement. The gain or loss with respect to the REMIC regular interest will be the excess of the amount deemed realized in respect thereof over its adjusted basis; the amount realized will be the sale price for the Class II-X-B1 Certificate or the Class II-X-B2 Certificate increased by a positive amount equal to the negative value of the obligation under the cap agreement at the time of disposition. Such gain or loss generally will be capital gain or loss, the term of which will be based on the period such holder held the certificate. The deemed payment to be relieved of the cap agreement obligation will equal a positive amount corresponding to the negative value of the cap agreement obligation. There is limited authority on the treatment of any such payment, or on the treatment of any unamortized premium received by the holder in connection with undertaking the cap agreement obligation upon acquiring the Class II-X-B1 Certificate or the Class II-X-B2 Certificate, although such items likely would be current items of income and deduction at the time of the disposition. Although it is expected that such payment would give rise to an ordinary deduction, the Internal Revenue Service could contend that it represents a capital loss. Likewise, although it is expected that the unamortized premium would be treated as ordinary income, it is possible that it could constitute capital gain. As a result, prospective investors are cautioned to consult their own advisors on the appropriate character of such income and deduction. Further, to the extent that the deemed payment constitutes an item of ordinary deduction, it may be subject to the limitations on deductibility imposed by Section 67 of the Internal Revenue Code as discussed above.

The remainder of the Prospectus Supplement remains unmodified.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus for 90 days after the date of this supplement.

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Bear, Stearns & Co. Inc.

March 30, 2006